UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                        October                          , 2004
                ---------------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F  [X]        Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes  [_]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Form 6-K as Exhibit 99.1 is a copy of the press release issued by Golar LNG Limited (the "Company") dated October 28, 2004, relating to the Company's establishment of a joint venture company with Exmar.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   Golar LNG Limited
                                                   -----------------
                                                     (Registrant)


Date  October 28, 2004            By /s/ Kate Blankenship
                                     --------------------
                                     Kate Blankenship
                                     Secretary and Chief Accounting Officer





03849.0004 #521587